UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No.  1)*

STRAIGHT PATH COMMUNICATIONS INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

862578101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires The Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862578101

1	Name of Reporting Person Nikos Hecht

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 877,000

	6	Shared Voting Power 0

	7	Sole Dispositive Power 877,000

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 877,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.7%

12	Type of Reporting Person IN

CUSIP No. 862578101

Item 1.
	(a)	Name of Issuer: Straight Path Communications Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 5300 Hickory Park Drive, Suite 218, Glen Allen, Virginia, 23059

Item 2.
	(a)	Name of Person Filing: Nikos Hecht
	(b)	Address of Principal Business Office or, if none, Residence: 516 E. Hyman Avenue, Aspen, Colorado 81611
	(c)	Citizenship: Mr. Hecht is a citizen of the United States of America.
	(d)	Title of Class of Securities: Class B Common Stock, par value $0.01 per share (“Class B Common Stock”)
	(e)	CUSIP Number: 862578101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 862578101

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

877,000 consisting of 457,000 shares of Class B Common Stock held by the reporting person and 420,000 shares of Class B Common Stock underlying call options that are currently exercisable by the reporting person to purchase such number of shares of Class B Common Stock.

(b)

Percent of class:

7.7%

The percent of class is based on 11,353,877 shares of Class B Common Stock of the Issuer outstanding as of December 9, 2015 (based on the Issuer’s Quarterly Report on Form 10-Q filed on December 10, 2015 for the quarter ended October 31, 2015).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 877,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 877,000
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 862578101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2016

NIKOS HECHT

/s/ NIKOS HECHT